BTHC XV, INC.

October 13, 2011

VIA EDGAR (FILE TYPE CORRESP)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  John Reynolds, Assistant Director

Re:	BTHC XV, Inc.
Current Report on Form 8-K/A, filed August 19, 2011
File No. 0-52808

Dear Mr. Reynolds:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 29, 2011 (the “Comment Letter”), addressed to Zhang Shanjiu, the Chairman, President and Chief Executive Officer of BTHC XV, Inc. (“we”, “us”, “our”, “BTHC” or the “Company”).  The Staff issued the Comment Letter in connection with our filing on August 19, 2011 of Amendment No. 5 to the Current Report on Form 8-K (the “Form 8-K”) regarding the share exchange transaction we consummated on October 18, 2010 with Long Fortune Valley Tourism International Limited, a Cayman Islands company.  In order to facilitate your review, the Staff’s comment, reproduced below, is followed by our response to such comment.

Form 8-K/A filed August 19, 2011

Guarantees, page 80

1. We note your response to comment one of our letter dated July 22, 2011, and we reissue it.  Please note the three year period for registration statements in Instruction 1 to Item 404 of Regulation S-K.  Form 10 information is required to be disclosed in a reverse merger current report for a company that was a shell prior to the reverse merger.  Accordingly, please revise to provide the disclosure required by Item 404(a) of Regulation S-K for all material related party transactions that occurred during the fiscal year ended December 31, 2007.

c/o Underground Grand Canyon
Linyi City, Yishui County, Shandong Province
People’s Republic of China  276400

John Reynolds, Assistant Director
October 13, 2011

RESPONSE: The Company did not have any material related party transactions under Item 404(a) of Regulation S-K during the fiscal year ended December 31, 2007.  Accordingly, the Company respectfully requests that further amendment to the Form 8-K with respect to this comment not be required.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff should have any questions regarding the Form 8-K or any of our responses to the Comment Letter, please do not hesitate to contact Jeffrey Rinde of Blank Rome LLP, our outside legal counsel, at (212) 885-5335 (fax (917) 332-3009).

Sincerely,

    BTHC XV, INC.

By:	/s/ Zhang Shanjiu
Zhang Shanjiu
Chairman, President and Chief Executive Officer

cc: Timothy French, Blank Rome LLP ((215) 569-5394) (fax (215) 832-5394))